UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

(Name of Issuer)
Texas Pacific Land Trust

(Title of Class of Securities)
Sub-share Certificates

(CUSIP Number)
882610108

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Jay Kesslen
c/o Horizon Kinetics LLC
470 Park Avenue South
New York, NY 10016

(Date of Event which Requires Filing of this Statement)
March 7, 2016

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Kinetics Advisers, LLC 13-4121163
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 54,462

8. Shared Voting Power

9. Sole Dispositive Power 54,462

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 54,462
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13. Percent of Class Represented by Amount in Row (11) 0.7%
14. Type of Reporting Person IA

1. Names of Reporting Persons. Horizon Asset Management LLC 13-3776334
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 645,772

8. Shared Voting Power

9. Sole Dispositive Power 645,772

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 645,772
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13. Percent of Class Represented by Amount in Row (11) 8.0%
14. Type of Reporting Person IA

1. Names of Reporting Persons. Kinetics Asset Management LLC 13-3878346
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 946,567

8. Shared Voting Power

9. Sole Dispositive Power 946,567

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 946,567
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13. Percent of Class Represented by Amount in Row (11) 11.7%
14. Type of Reporting Person IA

1. Names of Reporting Persons. Horizon Kinetics LLC 45-0642972
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Source of Funds OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power 1,646,801

9. Sole Dispositive Power

10. Shared Dispositive Power 1,646,801

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,646,801
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
13. Percent of Class Represented by Amount in Row (11) 20.3%
14. Type of Reporting Person OO

ITEM 1. SECURITY AND ISSUER

This statement relates to the sub-share certificates of proprietary interests (“Shares”) of Texas Pacific Land Trust (“TPL”). The address of TPL’s principal executive office is 1700 Pacific Avenue, Suite 2770, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Horizon Kinetics LLC, a Delaware limited liability company and parent company to registered investment advisers Horizon Asset Management LLC, Kinetics Asset Management LLC and Kinetics Advisers, LLC, (collectively, “Horizon Kinetics”), all of which maintain a principal business address of 470 Park Avenue South, New York, New York 10016. Neither Horizon Kinetics nor any of its executive officers have, in the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Horizon Kinetics, through its registered investment advisers, acts as a discretionary investment manager on behalf of its clients, who maintain beneficial interest in TPL. In addition, Horizon Kinetics and its principals maintain ownership of TPL by virtue of investments in certain accounts, including proprietary accounts.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Horizon Kinetics has acquired Shares of TPL for investment purposes from time to time for more than twenty years on behalf of both its clients as well as its own interest. Horizon Kinetics used client assets to purchase Shares on behalf of its clients, and its own working capital to purchase shares for its proprietary accounts, which has included funds deposited by its personnel. The aggregate purchase price of the Shares collectively purchased by the Reporting Persons was approximately $247 million.

ITEM 4. PURPOSE OF TRANSACTION

Horizon Kinetics has purchased Shares for investment purposes and may purchase additional shares for the same purpose. Except as described above, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Horizon Asset Management LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

(b)     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Kinetics Asset Management LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

(c)     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Kinetics Advisers, LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

This Schedule 13D does not include approximately 5,885 Shares of TPL held personally by senior portfolio managers of Horizon Kinetics. The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon Kinetics with respect to its proprietary accounts. Transactions effected by Horizon Kinetics in the last 60 days are as follows:

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Shares	Average Price Per Share
Horizon Asset Management LLC	1/4/2016	Sale	150	$124.28
Horizon Asset Management LLC	1/4/2016	Buy	148	$125.52

Horizon Asset Management LLC	1/5/2016	Buy	367	$124.85
Horizon Asset Management LLC	1/5/2016	Sale	161	$123.39
Horizon Asset Management LLC	1/6/2016	Buy	230	$125.50
Horizon Asset Management LLC	1/6/2016	Sale	150	$124.50
Horizon Asset Management LLC	1/7/2016	Buy	142	$124.40
Horizon Asset Management LLC	1/7/2016	Sale	316	$123.61
Horizon Asset Management LLC	1/8/2016	Buy	268	$127.02
Horizon Asset Management LLC	1/8/2016	Sale	300	$126.98
Horizon Asset Management LLC	1/11/2016	Buy	543	$123.79
Horizon Asset Management LLC	1/11/2016	Sale	872	$123.14
Horizon Asset Management LLC	1/12/2016	Buy	344	$120.33
Horizon Asset Management LLC	1/12/2016	Sale	300	$120.85
Horizon Asset Management LLC	1/13/2016	Buy	282	$115.09
Horizon Asset Management LLC	1/13/2016	Sale	702	$114.55
Horizon Asset Management LLC	1/14/2016	Buy	1172	$115.67
Horizon Asset Management LLC	1/14/2016	Sale	348	$116.07
Horizon Asset Management LLC	1/15/2016	Buy	306	$114.72
Horizon Asset Management LLC	1/15/2016	Sale	300	$114.50
Kinetics Asset Management LLC	1/15/2016	Sale	478	$114.05
Kinetics Asset Management LLC	1/19/2016	Buy	1,000	$109.65
Horizon Asset Management LLC	1/19/2016	Buy	645	$110.59
Horizon Asset Management LLC	1/19/2016	Sale	1,440	$109.80
Horizon Asset Management LLC	1/20/2016	Buy	300	$109.36
Kinetics Asset Management LLC	1/20/2016	Buy	960	$109.52
Horizon Asset Management LLC	1/20/2016	Sale	3,225	$109.29
Horizon Asset Management LLC	1/21/2016	Buy	2,388	$123.25
Horizon Asset Management LLC	1/21/2016	Sale	1,582	$122.37
Horizon Asset Management LLC	1/22/2016	Buy	1,312	$126.43

Horizon Asset Management LLC	1/22/2016	Sale	524	$126.10
Kinetics Asset Management LLC	1/22/2016	Buy	100	$126.14
Kinetics Asset Management LLC	1/22/2016	Sale	172	$126.18
Kinetics Advisers, LLC	1/22/2016	Buy	36	$126.14
Horizon Asset Management LLC	1/25/2016	Buy	373	$124.98
Horizon Asset Management LLC	1/25/2016	Sale	460	$123.52
Horizon Asset Management LLC	1/26/2016	Buy	294	$124.66
Horizon Asset Management LLC	1/26/2016	Sale	388	$124.78
Kinetics Asset Management LLC	1/26/2016	Buy	100	$124.75
Kinetics Asset Management LLC	1/26/2016	Sale	129	$124.17
Horizon Asset Management LLC	1/27/2016	Buy	294	$122.44
Horizon Asset Management LLC	1/27/2016	Sale	1,082	$121.52
Horizon Asset Management LLC	1/28/2016	Buy	306	$123.04
Horizon Asset Management LLC	1/28/2016	Sale	300	$121.80
Horizon Asset Management LLC	1/29/2016	Buy	60	$121.95
Horizon Asset Management LLC	1/29/2016	Sale	151	$121.21
Horizon Asset Management LLC	2/1/2016	Buy	60	$122.00
Horizon Asset Management LLC	2/1/2016	Sale	50	$120.01
Horizon Asset Management LLC	2/2/2016	Buy	3,060	$129.85
Horizon Asset Management LLC	2/2/2016	Sale	53	$127.09
Horizon Asset Management LLC	2/3/2016	Buy	228	$130.83
Kinetics Asset Management LLC	2/3/2016	Sale	194	$130.52
Horizon Asset Management LLC	2/4/2016	Buy	1,815	$130.49
Kinetics Asset Management LLC	2/4/2016	Sale	194	$125.58
Horizon Asset Management LLC	2/5/2016	Buy	60	$121.74
Kinetics Asset Management LLC	2/5/2016	Sale	56	$121.55
Horizon Asset Management LLC	2/8/2016	Buy	48	$120.94
Kinetics Asset Management LLC	2/8/2016	Sale	56	$120.12

Horizon Asset Management LLC	2/9/2016	Buy	200	$116.92
Horizon Asset Management LLC	2/9/2016	Sale	383	$116.31
Kinetics Asset Management LLC	2/9/2016	Sale	196	$116.87
Kinetics Advisers, LLC	2/9/2016	Buy	36	$117.00
Horizon Asset Management LLC	2/10/2016	Buy	2,062	$119.86
Horizon Asset Management LLC	2/10/2016	Sale	336	$119.26
Kinetics Asset Management LLC	2/10/2016	Buy	47	$120.62
Kinetics Asset Management LLC	2/10/2016	Sale	128	$119.50
Horizon Asset Management LLC	2/11/2016	Buy	238	$118.06
Kinetics Asset Management LLC	2/11/2016	Sale	144	$116.00
Horizon Asset Management LLC	2/12/2016	Buy	285	$119.18
Kinetics Asset Management LLC	2/12/2016	Sale	144	$118.25
Horizon Asset Management LLC	2/16/2016	Buy	60	$123.30
Kinetics Asset Management LLC	2/16/2016	Buy	27	$123.12
Kinetics Asset Management LLC	2/16/2016	Sale	56	$121.20
Horizon Asset Management LLC	2/17/2016	Buy	487	$125.15
Horizon Asset Management LLC	2/17/2016	Sale	130	$124.65
Kinetics Asset Management LLC	2/17/2016	Sale	124	$124.00
Horizon Asset Management LLC	2/18/2016	Buy	3,200	$127.81
Kinetics Asset Management LLC	2/18/2016	Sale	56	$124.27
Horizon Asset Management LLC	2/19/2016	Buy	2,823	$131.84
Kinetics Asset Management LLC	2/19/2016	Sale	128	$127.85
Horizon Asset Management LLC	2/22/2016	Buy	2,630	$132.28
Kinetics Asset Management LLC	2/22/2016	Buy	22	$132.11
Kinetics Asset Management LLC	2/22/2016	Sale	128	$132.50
Horizon Asset Management LLC	2/23/2016	Buy	2,180	$132.22
Kinetics Asset Management LLC	2/23/2016	Sale	56	$129.20
Horizon Asset Management LLC	2/24/2016	Buy	749	$131.96

Kinetics Asset Management LLC	2/24/2016	Sale	128	$131.01
Horizon Asset Management LLC	2/25/2016	Buy	3,721	$131.44
Kinetics Asset Management LLC	2/25/2016	Sale	56	$130.02
Horizon Asset Management LLC	2/26/2016	Buy	2,328	$131.95
Kinetics Asset Management LLC	2/26/2016	Sale	56	$126.63
Horizon Asset Management LLC	2/29/2016	Buy	1,907	$133.83
Horizon Asset Management LLC	2/29/2016	Sale	247	$131.06
Kinetics Asset Management LLC	2/29/2016	Sale	56	$133.25
Kinetics Advisers, LLC	2/29/2016	Buy	6	$131.95
Horizon Asset Management LLC	3/1/2016	Buy	1,417	$138.80
Horizon Asset Management LLC	3/1/2016	Sale	89	$141.00
Kinetics Asset Management LLC	3/1/2016	Buy	1,566	$140.85
Kinetics Asset Management LLC	3/1/2016	Sale	56	$136.40
Kinetics Advisers, LLC	3/1/2016	Buy	6	$137.74
Horizon Asset Management LLC	3/2/2016	Buy	2,320	$141.76
Horizon Asset Management LLC	3/2/2016	Sale	58	$137.60
Kinetics Asset Management LLC	3/2/2016	Buy	762	$142.10
Kinetics Asset Management LLC	3/2/2016	Sale	58	$137.60
Kinetics Advisers, LLC	3/2/2016	Buy	6	$140.58
Horizon Asset Management LLC	3/3/2016	Buy	1,527	$143.21
Horizon Asset Management LLC	3/3/2016	Sale	58	$142.98
Kinetics Asset Management LLC	3/3/2016	Sale	88	$142.98
Kinetics Advisers, LLC	3/3/2016	Buy	6	$143.09
Horizon Asset Management LLC	3/4/2016	Buy	18,097	$148.40
Horizon Asset Management LLC	3/4/2016	Sale	16,611	$145.43
Kinetics Asset Management LLC	3/4/2016	Sale	144	$141.00
Kinetics Advisers, LLC	3/4/2016	Buy	6	$141.83

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no known contracts, arrangements, understandings or relationships with respect to the Shares of TPL.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Attached as Exhibit 1 is the Joint Filing Agreement applicable to Horizon Kinetics LLC, Horizon Asset Management LLC, Kinetics Asset Management LLC, and Kinetics Advisers, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2016	/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Horizon Kinetics LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Horizon Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Kinetics Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Kinetics Advisers, LLC

Exhibit 1

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of March 8, 2016.

/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Horizon Kinetics LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Horizon Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Kinetics Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel & Chief Compliance Officer
Kinetics Advisers, LLC